Free Writing Prospectus

Filed Pursuant to Rule 433

Reg-Statement No. 333-212571

USD $1,000,000,000 Floating Rate Senior Notes due 2021

Pricing Term Sheet

Issuer:	Barclays Bank PLC (the “Bank”)

Notes:	USD 1bn Floating Rate Senior Notes due 2021 (the “Notes”)

Status:	Senior Debt / Unsecured

Legal Format:	SEC registered

Principal Amount:	USD 1,000,000,000

Trade Date:	January 4, 2018

Settlement Date:	January 11, 2018 (T+5)

Maturity Date:	January 11, 2021 (the “Maturity Date”)

Coupon:	The interest rate for the first Interest Period (as defined below) will be LIBOR (as defined below), as determined on January 9, 2018, plus the Margin (as described below). Thereafter, the interest rate for any Interest Period will be LIBOR, as determined on the applicable Interest Determination Date (as defined below), plus the Margin. The interest rate will be reset quarterly on each Interest Reset Date (as defined below). The interest rate will not be less than zero.

Interest Payment Dates:	Quarterly in arrear on January 11, April 11, July 11 and October 11 in each year, commencing on April 11, 2018 and ending on the Maturity Date (each, an “Interest Payment Date”).

Coupon Calculation:	Actual/360, Modified Following, adjusted

Business Days:	New York, London

Preliminary Prospectus Supplement:	Preliminary Prospectus Supplement dated January 4, 2018 (the “Preliminary Prospectus Supplement”). If there is any discrepancy or contradiction between this Pricing Term Sheet and the Preliminary Prospectus Supplement, this Pricing Term Sheet shall prevail.

U.K. Bail-in Power Acknowledgement:	Yes. See section entitled “Description of Senior Notes—Agreement with Respect to the Exercise of U.K. Bail-in Power” in the Preliminary Prospectus Supplement.

Optional Redemption:	The Notes are redeemable as described under “Description of Senior Notes—Optional Redemption” in the Preliminary Prospectus Supplement.

Tax Redemption:	The Notes are redeemable as described under “Description of Senior Notes—Tax Redemption” in the Preliminary Prospectus Supplement.

Benchmark:	3-month USD LIBOR (as determined by reference to Reuters Page LIBOR01)

Margin:	+46bps (the “Margin”)

Issue Price:	100.000%

Underwriting Discount:	0.225%

Net Proceeds:	USD 997,750,000

Sole Bookrunner:	Barclays Capital Inc.

Co-managers:	Blaylock Van, LLC; BMO Capital Markets Corp.; PNC Capital Markets LLC; R. Seelaus & Co., Inc.; Scotia Capital (USA) Inc.; Swedbank AB (publ); TD Securities (USA) LLC; Tribal Capital Markets, LLC; U.S. Bancorp Investments, Inc.

Risk Factors:	An investment in the Notes involves risks. See “Risk Factors” section beginning on page S-12 of the Preliminary Prospectus Supplement

Denominations:	USD 200,000 and integral multiples of USD 1,000 in excess thereof

ISIN/CUSIP:	US06739FJK84 / 06739F JK8

Settlement:	DTC; Book-entry; Transferable

Documentation:	To be documented under the Bank’s shelf registration statement on Form F-3 (No. 333-212571) and to be issued pursuant to the Senior Debt Indenture dated September 16, 2004 between the Bank and The Bank of New York Mellon, as trustee (the “Trustee”)

Listing:	We will apply to list the Notes on the New York Stock Exchange

Governing Law:	New York law

Definitions:	Unless otherwise defined herein, all capitalized terms have the meaning set forth in the Preliminary Prospectus Supplement

Description of Notes

The Notes will be issued in an aggregate principal amount of $1,000,000,000, and unless previously redeemed and cancelled will mature on January 11, 2021 and will bear interest at a floating rate equal to LIBOR plus 0.46% per annum (the “Interest Rate”), payable quarterly in arrear on January 11, April 11, July 11 and October 11 of each year (each, an “Interest Payment Date”), commencing on April 11, 2018. The regular record dates for the Notes will be the close of business on the Business Day immediately preceding each Interest Payment Date (or, if the Notes are held in definitive form, the 15th Business Day preceding each Interest Payment Date).

If any scheduled Interest Payment Date, other than the Maturity Date, would fall on a day that is not a Business Day, the Interest Payment Date will be postponed to the next succeeding Business Day, except that if that Business Day falls in the next succeeding calendar month, the Interest Payment Date will be the immediately preceding Business Day.

Each interest period on the Notes will begin on (and include) an Interest Payment Date and end on (but exclude) the following Interest Payment Date (each, an “Interest Period”); provided that the first Interest Period will begin on and include January 11, 2018 and will end on, but exclude, April 11, 2018. The interest determination date (“Interest Determination Date”) for the first Interest Period will be the second London banking day preceding the Settlement Date and the Interest Determination Date for each succeeding Interest Period will be on the second London banking day preceding the applicable Interest Reset Date. “London banking day” means any day on which dealings in U.S. dollars are transacted in the London interbank market.

The initial Interest Rate on the Notes will be equal to LIBOR, as determined on January 9, 2018, plus 0.46% per annum. Thereafter, the rate of interest on the Notes will be reset quarterly on January 11, April 11, July 11 and October 11 in each year (each, an “Interest Reset Date”), commencing on April 11, 2018; provided that the interest rate in effect from (and including) January 11, 2018 to (but excluding) the first Interest Reset Date will be the initial Interest Rate. If any Interest Reset Date would fall on a day that is not a Business Day, the Interest Reset Date will be postponed to the next succeeding Business Day, except that if that Business Day falls in the next succeeding calendar month, the Interest Reset Date will be the immediately preceding Business Day.

Interest on the Notes will be computed on the basis of the actual number of days in each Interest Period and a 360-day year.

The calculation agent for the Notes is The Bank of New York Mellon, London Branch, or its successor appointed by the Bank (the “Calculation Agent”). The Calculation Agent will determine the Interest Rate for each Interest Period for the Notes by reference to LIBOR on the applicable Interest Determination Date. Promptly upon such determination, the Calculation Agent will notify the Bank and the Trustee (if the Calculation Agent is not the Trustee) of the new interest rate for Notes. Upon the request of the holder of any Note, the Calculation Agent will provide the Interest Rate then in effect and, if determined, the Interest Rate that will become effective on the next Interest Reset Date.

LIBOR will be determined by the Calculation Agent in accordance with the following provisions:

(1)	With respect to any Interest Determination Date, LIBOR will be the rate (expressed as a percentage per annum) for deposits in U.S. dollars having a maturity of three months commencing on the related Interest Reset Date that appears on Reuters Page LIBOR01 as of 11:00 a.m., London time, on that Interest Determination Date. If no such rate appears, then LIBOR, in respect of that Interest Determination Date, will be determined in accordance with the provisions described in (2) below.

(2)	With respect to an Interest Determination Date on which no rate appears on Reuters Page LIBOR01, the Calculation Agent will request the principal London offices of each of four major reference banks in the London interbank market (which may include affiliates of the underwriters), as selected and identified by the Bank, to provide its offered quotation (expressed as a percentage per annum) for deposits in U.S. dollars for the period of three months, commencing on the related Interest Reset Date, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that Interest Determination Date and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time. If at least two quotations are provided, then LIBOR on that Interest Determination Date will be the arithmetic mean of those quotations. If fewer than two quotations are provided, then LIBOR on the Interest Determination Date will be the arithmetic mean of the rates quoted at approximately 11:00 a.m., in the City of New York, on the Interest Determination Date by three major banks in The City of New York (which may include affiliates of the underwriters) selected and identified by the Bank for loans in U.S. dollars to leading European banks, for a period of three months, commencing on the related Interest Reset Date, and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time. If at least two such rates are so provided, LIBOR on the Interest Determination Date will be the arithmetic mean of such rates. If fewer than two such rates are so provided, LIBOR on the Interest Determination Date will be LIBOR in effect with respect to the immediately preceding Interest Determination Date.

“Reuters Page LIBOR01” means the display that appears on Reuters Page LIBOR01 or any page as may replace such page on such service (or any successor service) for the purpose of displaying London interbank offered rates of major banks for U.S. dollars.

All percentages resulting from any calculation of any Interest Rate will be rounded, if necessary, to the nearest one hundred thousandth of a percentage point, with five one-millionths of a percentage point rounded upward (e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655)), and all dollar amounts would be rounded to the nearest cent, with one-half cent being rounded upward.

All calculations made by the Calculation Agent for the purposes of calculating interest on the Notes shall be conclusive and binding on the holders of the Notes, the Bank and the Trustee, absent manifest error.

For any Interest Period, if LIBOR is negative, then it would reduce the Interest Rate payable for such interest period below the specified margin. Accordingly, holders may receive an Interest Rate that is lower than the specified margin. In any event, the Interest Rate will not be less than zero.

The Bank has filed a registration statement (including a prospectus dated July 18, 2016 (the “Prospectus”) and the Preliminary Prospectus Supplement) with the U.S. Securities and Exchange Commission (“SEC”) for this offering. Before you invest, you should read the Prospectus and the Preliminary Prospectus Supplement for this offering in that registration statement, and other documents the Bank has filed with the SEC for more complete information about the Bank and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the Prospectus and the Preliminary Prospectus Supplement from Barclays Capital Inc. by calling 1-888-603-5847.

MiFID II professionals/ECPs-only/ No PRIIPs KID – the Issuer as manufacturer has identified that the target market (MIFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.